EXHIBIT 99.1

Westport Fuel Systems to Participate in Water Tower Research Virtual Fireside Series Event December 16th 12:00 pm PT

2020 Year in Review and What’s Driving Momentum in 2021

VANCOUVER, British Columbia, Dec. 15, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) will participate in a virtual conference event hosted by Water Tower Research to provide a business review of 2020 and look ahead to 2021. The event will take place this week, December 16, 2020 at 12 PM Pacific Time.

The presentation is open to anyone, will be webcast live and be available for replay by visiting Westport Fuel Systems’ website at www.wfsinc.com. Please register using the link below.

Registration Link: https://globalmeet.webcasts.com/starthere.jsp?ei=1415047&tp_key=465f927d67

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com